DISTRIBUTION AGREEMENT

Agreement made as of March 23, 2021 by and between CoLabs Intl Corp, a Nevada, United States of America corporation having its principal executive offices at 18593 Main St., Huntington Beach, CA 92648 USA (the "CoLabs"), and Spero Pte Ltd, a corporation organized under the laws of Singapore, with its principal offices at 22 Sin Ming Lane #06-76 | Singapore, 573960 ("Distributor").

Recitals

WHEREAS, CoLabs manufactures (directly or by subcontract) and markets cosmetic ingredients, private label formulations, soaps and soap ingredients and proprietary formulations for personal care as well as the KLENSKIN Products that are specifically listed on Exhibit A hereto ("KLENSKIN Products");

WHEREAS, Distributor represents that it is engaged in the business of marketing, selling and distributing ingredients for personal care similar to KLENSKIN Products;

WHEREAS, Distributor represents that it possesses the requisite knowledge, experience and facilities to promote, market, sell and distribute ingredients for personal care similar KLENSKIN Products in the Territory (as hereinafter defined in Section 1);

WHEREAS, the parties desire to formalize and provide for the definitive terms of a distributorship relationship as herein provided;

NOW, THEREFORE, in consideration of the representations set forth in these recitals and the mutual agreements hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1

Definitions

The following capitalized terms shall, except where the context otherwise requires, have the meanings specified below:

"Affiliate" shall mean with respect to CoLabs any corporation or other entity controlled by or under common control with CoLabs.

"Calendar Quarter" shall mean the four quarters beginning and ending respectively January 1 to March 31, April 1 to June 30, July 1 to September 30, and October 1 to December 31.

"Calendar Year" shall mean a year beginning January 1 and ending December 31.

"CoLabs House Marks" means any trademarks, trade names, domain names, or other names or marks used or registered by CoLabs or its Affiliates to identify itself at any time during the term of this Agreement.

"Marketing Plan" shall mean the detailed business and financial plan for the marketing, distribution and sale of KLENSKIN Products developed for a particular calendar year required pursuant to Section 3.1.

"Minimum Quantities" shall mean the minimum quantities of KLENSKIN Products to be purchased pursuant to this Agreement for a specified calendar year as set forth in Exhibit B.

"Price" shall mean the price or prices at which CoLabs shall sell the KLENSKIN Products to Distributor.

"Product Trademarks" means any trademarks, trade dress (including packaging design), logos, slogans, domain names and designs, whether or not registered in a country or territory, selected and owned by CoLabs and used to identify or promote the KLENSKIN Products or any final product containing the KLENSKIN Products as an ingredient, but excluding any CoLabs House Marks.

"KLENSKIN Products" shall mean specifically those KLENSKIN labeled Products by CoLabs to Distributor pursuant to this Agreement, the current ones being identified on Exhibit A hereto, it being understood that CoLabs may, upon prior notice to the Distributor, add or delete KLENSKIN Products hereunder from time to time in its sole discretion.

"Regulatory Authority" shall mean the **Cosmetics** Control Unit (CCU) or any successor or substitute governmental agency or other governmental or public agencies having regulatory health care responsibility for skin care KLENSKIN Products in the Territory.

"Territory" shall mean: **Singapore, Malaysia, Vietnam, Sri Lanka**

SECTION 2

Appointment, Marketing Rights and Restrictions

2.1 Appointment. Subject to the terms and conditions hereinafter set forth, and so long as this Agreement shall remain in effect, CoLabs hereby appoints Distributor as a limited-exclusive rights to Distributor of KLENSKIN Products (see Schedule A) in the Territory, and in connection therewith, grants to Distributor a non-exclusive right to market, sell and distribute to retail distributors, KLENSKIN Products (see Schedule A) in the Territory, except as specifically otherwise provided herein. The Distributor hereby accepts such appointment and agrees to so act. It is expressly understood and agreed by the parties hereto that the license granted to Distributor hereunder shall not include the right to sell the KLENSKIN Products via the World Wide Web or other means of electronic commerce to purchasers outside the assigned Territory. It is further expressly understood by Distributor that: (1) the Distributor's limited-exclusive rights to market, sell and distribute to retail markets the KLENSKIN Products in the Territory is dependent upon the purchase of Minimum Quantities pursuant to this Agreement; and (2) CoLabs maintains and reserves the right to sell KLENSKIN Products directly to customers in the Territory, notwithstanding anything to the contrary contained in this Agreement.

2.2 Limit to Territory. Distributor agrees that it will restrict its wholesale marketing to retail sales and distribution of KLENSKIN Products within the assigned Territory and that it will not sell or promote KLENSKIN Products outside the Territory nor sell, directly or indirectly, to any party in the Territory for resale outside the Territory. Distributor will refer to CoLabs any inquiries or solicitations for the distribution of KLENSKIN Products from customers located outside the Territory. Distributor shall take all commercially reasonable steps to ensure that retail customers of Distributor do not sell or promote KLENSKIN Products outside the Territory nor sell, directly or indirectly, to any party in the Territory for resale outside the Territory.

2.3 Sub-distributors. Distributor shall have the right to appoint any sub-distributors, retailers or dealers for the KLENSKIN Products to market, distribute or sell KLENSKIN Products inside Distributors Territory. Any agreements involving any KLENSKIN sales outside of the assigned Territory and/or Contract terms contained herein, cannot be made without the prior written consent of CoLabs, including approval of the terms of any agreements creating any such relationship. Any such consent or approval shall be in the sole discretion of CoLabs. Further, any agreements made with other sub–distributors or any selling organization or individual within the Territory cannot bind and do not represent direct contracts or commitments with and for CoLabs.

2.4 Other KLENSKIN Products. Nothing herein shall be deemed to grant Distributor any rights to market, sell or distribute any other KLENSKIN Products of CoLabs or other CoLabs products sold by CoLabs or any Affiliate of CoLabs or to restrict CoLabs or any Affiliate of CoLabs from marketing, selling or distributing any KLENSKIN Products or CoLabs products in the Territory other than those KLENSKIN products (see Schedule A) to be marketed by Distributor identified in Exhibits A and D.

2.5 Discontinued KLENSKIN Products. Nothing herein shall be deemed to prevent CoLabs from discontinuing the sale of any or all KLENSKIN Products hereunder in the event CoLabs elects to discontinue sale of such KLENSKIN Products.

2.6 Non-competition. During the term of this Agreement, Distributor agrees not to sell, market, manufacture or distribute outside the assigned retail Territory, the KLENSKIN brand of personal care products.

2.7 No Conflicts. In order to induce CoLabs to enter into this Agreement and grant to Distributor the marketing and distribution rights granted hereunder, Distributor represents and warrants that neither Distributor nor any of its officers, directors or Affiliates is a party to or bound by any contract, agreement, arrangement or understanding, written or otherwise, which prohibits or in any manner restricts (a) Distributor's rights to market and sell the KLENSKIN Products in the Territory or (b) Distributor's ability to enter into and comply with its obligations under this Agreement.

SECTION 3

Marketing Plans

3.1 Marketing Plans. So long as this Agreement remains in effect, Distributor shall submit on or before August 1st of each year (and with respect to the calendar year in which this agreement is executed, within two (2) months of the date of execution) its proposed Marketing Plan for the following calendar year in form substantially as set forth in Exhibit C.

3.2 Mid-Year Review. CoLabs and Distributor shall review the Marketing Plan semi-annually and may mutually agree to amend or modify the Marketing Plan.

SECTION 4

Distributor's Organization and Efforts

4.1 Marketing and Sales Organization. Distributor will develop and maintain a sales organization (where employees, brokers or other independent representatives) appropriate for the efficient promotion and sale of the KLENSKIN Products throughout the Territory, which organization shall have sufficient capabilities, including sufficient personnel possessing appropriate experience, training and knowledge of the KLENSKIN Products, to provide adequate coverage and effective presentation for the successful promotion and sale of the KLENSKIN Products throughout the Territory.

4.2 Warehousing and Distribution. Distributor will maintain adequate and secure warehouse and distribution facilities for the KLENSKIN Products, in each case appropriate for the nature of the KLENSKIN Products. Distributor will comply with all applicable laws and regulations for handling and storage of the KLENSKIN Products.

4.3 Shipping, Customs, Duties, etc. Distributor shall pay all costs of pick up and shipment of the KLENSKIN Products from CoLabs' point of distribution including insurance sufficient to cover the Price of any lost or damaged KLENSKIN Products. All customs charges, taxes, fees and other costs due in the Territory with respect to CoLabs' sale of the KLENSKIN Products to Distributor shall be paid by Distributor.

4.4 Implementing Plans. Distributor shall consult and cooperate with CoLabs in good faith to establish and implement the Marketing Plan for the sale of the KLENSKIN Products throughout the Territory.

SECTION 5

Quantities and Prices

5.1 Purchase Orders. Distributor shall order for purchase at least the Minimum Quantities of the KLENSKIN Products for such year. CoLabs shall fill Distributor's purchase orders in accordance with the terms of this Agreement.

5.2 Prices. The Price to Distributor of the KLENSKIN Products as set forth in Exhibit D shall be effective from the date hereof until Dec. 31, 2017. Thereafter CoLabs shall be entitled to adjust the Prices twice annually upon at least thirty (30) days prior written notice. Costs of shipment and insurance of the KLENSKIN Products from CoLabs' place of distribution of the KLENSKIN Products to Distributor's warehouse are not included in the Price of the KLENSKIN Products. Distributor shall be free to determine the price at which to resell the KLENSKIN Products in the Territory.

5.3 Payment. Distributor will pay 50% at the time of order and final payment by Letter of Credit or Wire, paid for the remaining 50% for the KLENSKIN Products due on notification that date that order available for shipment to Distributor. Distributor shall be entitled

to a two percent (2%) discount for orders, which are fully paid for at the time of Distributor's submission of the order to CoLabs.

5.4 Interest on Overdue Amounts. All amounts which remain unpaid beyond the due date for payment as herein provided shall bear interest at a rate equal to two percent (2%) per month for all outstanding accounts.

5.5 U.S. Currency Required. Payments of all amounts due to CoLabs pursuant to this Agreement shall be made in lawful U.S. currency by wire transfer, bank check, or other immediately available funds.

SECTION 6

Deliveries, Returns

6.1 Shipment Dates. CoLabs shall use its commercially reasonable efforts to make available the KLENSKIN Products for delivery pursuant to Distributor's order within ninety (90) days of receipt of such order subject and payment in accordance with Section 5.3; provided however orders of quantities in excess of the amounts set forth in the Marketing Plan may be subject to delivery delays. Forecasted shipment dates refer to the time when it is estimated the KLENSKIN Products will be ready for shipment at the warehouse and are predicted on the prompt receipt by CoLabs of all information necessary to begin production immediately and continue without interruption. CoLabs shall notify Distributor of the date when Distributor's order is ready for shipment. In no event shall CoLabs be liable for any delays by its manufacturing or other subcontractors. Claims for errors, shortages or non-compliance with Section 9.1 must be reported to CoLabs within thirty (30) days of delivery or Distributor waives such claims; such claims will be resolved in accordance with Section 9.5.

6.2 Delivery. Delivery will be made Ex Works - CoLabs' warehouse.

6.3 Returns. All sales/deliveries to Distributor are final. Distributor shall have no right to return KLENSKIN Products properly delivered except to the extent a valid claim is made pursuant to Section 6.1.

6.4 Delays. When the KLENSKIN Products are ready for shipment and the contemplated shipment cannot be made for any cause referred to under "Force Majeure" hereof, including lack of shipping instructions from the Distributor or Distributor-appointed independent foreign freight forwarder, CoLabs may, unless other agreement is made with the Distributor, store such KLENSKIN Products in which event the following conditions shall apply:

A. All expenses incurred by CoLabs in connection with the storage of KLENSKIN Products including demurrage, the cost of preparation for storage, storage charges, insurance, if placed, and handling shall be payable by the Distributor upon submission of invoices.

B. CoLabs shall, when conditions permit, and upon payment by the Distributor of all amounts then due with respect to the KLENSKIN Products, ship the KLENSKIN Products.

SECTION 7

Legal Compliance

7.1 Legal Compliance in the U.S. CoLabs confirms that the KLENSKIN Products, if manufactured in the U.S., will be manufactured at a facility that is in compliance in all material respects with all applicable laws and regulations in effect in the United States on the date of manufacture.

7.2 Legal Compliance in the Territory.

A. Unless otherwise permitted under local law, Distributor shall only market and sell the KLENSKIN Products after it has obtained all required Product registrations, qualifications, licenses and permits.

B. Distributor covenants to register or qualify the KLENSKIN Products, and the marketing and sale thereof, with every Regulatory Authority with which such registration or qualification is required as a condition to the marketing and sale of the KLENSKIN Products in the Territory; provided however Distributor shall not be required to register any of the KLENSKIN Products as pharmaceuticals unless (i) Distributor elects to do so by written notice to CoLabs and (ii) CoLabs consents in writing which consent CoLabs may withhold in it sole discretion. CoLabs agrees to provide Distributor with Product specifications, clinical or stability test results and all other information required to effect such registration or qualification to the extent such information is within CoLabs' possession or that it can reasonably be obtained without undue effort or expense as determined by CoLabs in its sole discretion. Distributor covenants to maintain in effect all such registrations and qualifications and to obtain and hold all licenses and permits necessary to; import, market and sell the KLENSKIN Products in the Territory in accordance with this Agreement. It is hereby agreed and understood that all rights relating to such registration will remain at all times with CoLabs.

C. Distributor shall provide CoLabs with copies along with an English translation of all applications for qualification or approval of the KLENSKIN Products, copies of all correspondence with Regulatory Authorities with respect to the KLENSKIN Products and copies of all approvals, licenses, and permits when received with respect to the KLENSKIN Products. A legal opinion letter from a CoLabs approved law firm that confirms regulatory compliance, at CoLabs discretion, may be considered adequate.

D. With regard to clause 7.2B, in the event of termination of this Agreement for any reason, Distributor shall, upon the effective date of termination, immediately use its best efforts to assign or transfer to CoLabs or any successor, distributor or other person designated in writing by CoLabs all approvals, licenses and permits with respect to the KLENSKIN Products in the Territory.

E. Distributor is responsible for shipping and storing products in an air-conditioned, climate controlled storage area/container, thereby protecting the products from heat, cold and humidity, which could impact and damage both the product formulations and packaging.

7.3 Product or Labeling Alteration.

Distributor is permitted to distribute KLENSKIN products as ordered and supplied by CoLabs, in bottles for retail distribution. Labels will not be altered or any other label applied without the

approval of CoLabs. Further, the formulation within may not be altered in any way or removed to be sold in any other product, bottle or product other than as supplied by CoLabs for KLENSKIN sales. Should Distributor, their agent or customer or other party alter, modify or adulterate the product or labeling in any way, this agreement will be terminated by CoLabs immediately should the Distributor not notify CoLabs of the occurrence of this type of activity and promptly, implement corrective measures acceptable to CoLabs.

SECTION 8

Inspection; Reports; Notice to CoLabs

8.1 Records. Distributor shall maintain at its principal place of business adequate, complete and reasonably detailed books and records of all purchases, sales, advertising expenditures, inventory and other transactions and information with respect to the KLENSKIN Products.

8.2 Inspection. CoLabs shall have the right, at all reasonable times upon at least twenty-four hours notice, to inspect Distributor's facilities for the purpose of assuring compliance with applicable regulatory and quality assurance requirements or procedures or with the provisions of this Agreement and to inspect Distributor's records with respect to the KLENSKIN Products.

8.3 Reports. Distributor shall at its expense, submit regular reports to CoLabs on January 15, April 15, July 15 and October 15 of each calendar year setting forth Distributor's sales of each of the KLENSKIN Products in the Territory for the previous quarter (including resale prices, unit sales and other information as may be reasonably requested by CoLabs from time to time, including without limitation marketing conditions, customer responses concerning the KLENSKIN Products and competitor activities within the Territory).

8.4 Product Complaints; Inspections. Distributor shall communicate promptly to CoLabs any Product complaints received by Distributor. Distributor will immediately notify by telephone or email CoLabs' international department of any inspection initiated by any Regulatory Authority or other government agency having any regulatory health care responsibility which in either case affects or relates to any of the KLENSKIN Products.

SECTION 9

Product Warranty to Distributor

9.1 Warranty. CoLabs warrants to Distributor that the KLENSKIN Products upon availability for delivery to Distributor at CoLabs' point of distribution will be of merchantable quality and shall comply with the specifications represented. This warranty extends to Distributor, and does not extend and may not be assigned to any other party. Each Product delivered to Distributor will include an appropriate CoLabs warranty statement. Distributor will not make any other warranty commitment, written or oral, with respect to the KLENSKIN Products.

9.2 Handling. The foregoing warranty shall not apply to, and CoLabs shall have no responsibility hereunder for, any damage occurring during shipment, or any defects or damage caused by improper storage, or misuse, abuse, neglect or accident unless caused by CoLabs or any of its employees or agents.

9.3 <u>WARRANTY EXCLUSION</u>. EXCEPT AS SET FORTH IN SECTION 9.1, COLABS MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO THE KLENSKIN PRODUCTS. EXCEPT AS SET FORTH IN SECTION 9.1 COLABS EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

9.4 <u>LIMITATION OF LIABILITY FOR DAMAGES</u>. COLABS SHALL NOT, IN ANY CASE, BE LIABLE TO DISTRIBUTOR FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING FROM BREACH OF WARRANTY, BREACH OF CONTRACT, NEGLIGENCE OR ANY OTHER LEGAL THEORY. SUCH DAMAGES INCLUDE, BUT ARE NOT LIMITED TO, LOSS OF PROFITS OR REVENUE, INJURY TO BUSINESS, COST OF CAPITAL, COST OF ANY SUBSTITUTE PRODUCT, FACILITIES OR SERVICES, OR CLAIMS OF CUSTOMERS OF DISTRIBUTOR FOR SUCH DAMAGES. FURTHER, DISTRIBUTOR INDEMNIFIES COLABS AGAINST ALL CLAIMS, DAMAGES, AWARDS AND LEGAL COSTS ASSOCIATED WITH THE SALES OF KLENSKIN BY THE DISTRIBUTOR.

9.5 <u>Remedy</u>. In the event Distributor determines any KLENSKIN Products delivered hereunder did not upon availability for delivery conform to the specifications therefore or is not free from contamination and Distributor has made a claim pursuant to Section 6.1, then Distributor shall notify CoLabs and cooperate with CoLabs in investigating such circumstances. Upon confirmation of such nonconformity, CoLabs shall, at its option, promptly replace such Product at no charge or refund the purchase price thereof. In addition to credit for the purchase price or replacement of the non-conforming KLENSKIN Products, CoLabs shall also reimburse Distributor for costs actually incurred by Distributor as a result on Product non-conformities relating to ocean freight, insurance, duty and taxes, customs clearance, warehousing and storage, landing, handling trucking to and from Distributor's customers and banking charges.

SECTION 10

Indemnities

10.1 <u>Indemnification of Distributor</u>. CoLabs agrees to indemnify and hold harmless Distributor against and from all loss, costs and expenses resulting from product liability claims or actions for personal injuries sustained by any third party to the extent arising out of the use in accordance with CoLabs' labels and written instructions of a Product sold by CoLabs to Distributor hereunder, but only to the extent such injury is attributable to the Product in the form made available for delivery to Distributor at CoLabs' point of distribution; provided Distributor promptly informs CoLabs of any such claim or action asserted against the Distributor; and provided further that CoLabs shall have the right to control the defense against and settlement of any such claim or action and Distributor cooperates fully with CoLabs in such defense.

10.2 <u>Indemnification of CoLabs</u>. The Distributor agrees to indemnify and hold harmless CoLabs from and against all loss, costs and expenses resulting from any claims or actions whatsoever arising out of any breach by Distributor of this Agreement or arising from or attributable to any statement, representation or warranty made by Distributor or its agents with

respect to a Product or its use which is not first approved by CoLabs in writing or contained in CoLabs' written Product materials furnished to Distributor hereunder.

10.3 Insurance. Distributor presently has in effect product liability and other insurance and shall provide proof of insurance promptly after execution of this Agreement. Distributor agrees to amend or increase such insurance upon CoLabs' reasonable request from time to time.

SECTION 11

Product Labeling

11.1 All containers, packaging, labels and inserts for KLENSKIN Products sold by Distributor shall bear the proper Product Trademark as set forth in Exhibit A in a conspicuous location. Except as otherwise required by law, no marking, labels, inserts or other material shall be affixed to or enclosed with the containers in which KLENSKIN Products are packaged or shipped without prior written approval of CoLabs.

11.2 Distributor will require each of its customers to comply with the terms of Sections 11.1 and 13.3 with respect to any containers, packaging, labels and inserts for finished personal care KLENSKIN Products that are made or sold by such customers and that incorporate KLENSKIN Products.

SECTION 12

Advertising; Marketing

12.1 CoLabs Support. To facilitate Distributor's marketing efforts, CoLabs shall provide Distributor the following:

A. The loan of artwork for printed material with all copy in the English language for CoLabs House Marks and Product Trademarks to be displayed on retail KLENSKIN Products containing the KLENSKIN Products sold in the Territory. Distributor shall be responsible for obtaining and paying for accurate translation into the language(s) used in the Territory. All such translations shall be submitted to CoLabs for written approval prior to use.

B. Access to existing CoLabs marketing programs conducted in the United States of America. Any translation thereof shall be subject to CoLabs' written approval prior to use.

C. Written information about CoLabs marketing strategy and sales training, the extent of which is in CoLabs' sole discretion. Distributor shall comply with any instructions provided by CoLabs as to use or discontinuance of all advertising materials or as to the addition of limitations or disclaimers thereon.

D. A reasonable degree of technical and customer service support. CoLabs will be available on reasonable notice and at reasonable times and use its best efforts to respond to Distributor's Product questions.

12.2 Distributor's Advertising Materials. All advertisements, marketing literature and information relating to the KLENSKIN Products distributed, published or caused to

be published by the Distributor shall be approved in writing by CoLabs prior to use. All translations at any of the foregoing into the language(s) used in the Territory shall be approved in writing by CoLabs. Distributor shall not make any representations with respect to CoLabs or the KLENSKIN Products except as approved in writing by CoLabs.

SECTION 13

Intellectual Property

13.1 Ownership by CoLabs and Affiliate. Distributor acknowledges that, as between Distributor and CoLabs, CoLabs or an Affiliate of CoLabs is exclusive owner of the formulations and/or has all rights to all patents, trademarks (including CoLabs House Marks and the Product Trademarks), copyrights, and confidential information used in connection with the KLENSKIN Products. Distributor may not make any claims to ownership of technology, formulation, patents, R & D, and product performance.

13.2 Trademark Fileings. CoLabs will select all Product Trademarks for use on or in connection with KLENSKIN Products, will be the sole owner of the Product Trademarks, will be responsible for the filing, prosecution, maintenance and defense of all registrations of the Product Trademarks, and will be responsible for the payment of any costs relating to filing, prosecution, maintenance and defense of the Product Trademarks.

13.3 Use by Distributor. In the performance of this Agreement, Distributor shall display such of CoLabs' trademarks and copyrighted material as approved by CoLabs for the KLENSKIN Products; provided, however, that Distributor shall follow instructions of CoLabs at all times as to the use or discontinuance of such trademarks and copyrights. KLENSKIN Products shall always be sold under the Product Trademarks and such others of CoLabs' trademarks, if any, as CoLabs may elect (including, at CoLabs' discretion, CoLabs House Marks). Use of any such trademarks shall not give Distributor any right to such trademarks. Distributor acknowledges and agrees that and that all use of such trademarks and the goodwill generated thereby will inure solely to the benefit of CoLabs. Distributor agrees not to use or file any application to register any trademark or trade name that is confusingly similar to any Product Trademarks or CoLabs House Mark.

13.4 Discontinuance of Use Upon Termination. In the event of termination of this Agreement for any reason, Distributor shall, upon the effective date of termination, immediately cease selling the KLENSKIN Products and cease all use of CoLabs' patents, trademarks, copyrighted material and confidential information in connection with the KLENSKIN Products. Thereafter, Distributor shall not sell or offer, directly or indirectly, any KLENSKIN Products bearing trademarks, trade names, labels, or packaging, or bearing any other identification, so resembling those use with the KLENSKIN Products as to be likely to cause confusion, mistake, deceive the public, or trade upon the good will of the KLENSKIN Products.

13.5 Notice to CoLabs of Infringement. Distributor shall promptly advise CoLabs of any known or threatened infringement of any CoLabs patents, trademarks (including the Product Trademarks and CoLabs House Marks), copyrights or confidential information with respect to the KLENSKIN Products. At CoLabs' request and expense, Distributor shall assist CoLabs in any enforcement action CoLabs, in its discretion, determines to take in respect of any such infringement.

13.6 Domain Name.

A. CoLabs shall have the right to register, and shall own all rights, title and interests in and to, any and all World Wide Web domain names (each a "Domain Name" and collectively the "Domain Names") using CoLabs House Marks or any of the Product Trademarks, together with the goodwill of the business connected with and symbolized by such Domain Name, including, without limitation, any and all intellectual property rights relating thereto. Distributor expressly agrees that as between Distributor and CoLabs, CoLabs or any Affiliate of CoLabs is the exclusive owner of and has all rights in and to any Domain Name, including without limitation, any foreign language version of any Domain Name.

B. In the event that Distributor registers for or otherwise secures any rights, title or interest in a Domain Name, Distributor shall transfer and assign to CoLabs all such rights, title and interest in and to such Domain Name and the registration thereof, together with the goodwill of the business connected with and symbolized by such Domain Name, including any and all intellectual property rights relating thereto.

13.7 Patent Marking. To the extent permitted by applicable law, Distributor shall mark KLENSKIN Products marketed and sold by Distributor hereunder with the patent numbers set forth on Exhibit E, as may be updated by CoLabs from time to time upon written notice. Distributor will require each of its customers to comply with the terms of this Section 13.7 with respect to the marking of any finished KLENSKIN Products made or sold by such customers.

SECTION 14

Confidential Information

As used herein, confidential information includes but is not limited to all information given to or acquired by Distributor in the course of this Agreement relating to CoLabs, its Affiliates, the KLENSKIN Products, their design, manufacture, composition and use, and information relating to the present or projected marketing of the KLENSKIN Products and strategic plans of CoLabs. Distributor shall not divulge any confidential information to third parties and upon the effective date of termination of this Agreement shall return to CoLabs all confidential information in written form. This obligation of confidentiality shall not apply to any information which is or later becomes public knowledge through no fault of Distributor, or which is subsequently acquired by Distributor from sources under no obligations of secrecy, or which is reasonably required to be disclosed in order to obtain any appropriate governmental approvals but only to the extent such disclosure is so required. The foregoing obligation shall also not apply to the extent Distributor is required by legal proceedings to disclose such information, provided Distributor shall first notify CoLabs and attempt to obtain an appropriate protective order covering such information. This Section 14 shall survive termination of this Agreement; provided however that where this Section 14 is in conflict with any and all Mutual Non-Disclosure Agreements between the parties then such Mutual Non-Disclosure Agreement shall control.

SECTION 15

Term of Agreement

15.1 Term. This Agreement shall be for a term of three (3) years beginning on the date hereof and continuing (unless sooner terminated pursuant to any applicable provision hereof) through March 31, 2024, and thereupon shall expire unless extended by the written agreement of both parties; provided however that if Distributor meets the Minimum Quantities listed on Exhibit B hereto and is otherwise in compliance with this Agreement, Distributor shall have the option to extend the Term of this Agreement for one (1) additional year with the new Minimum Quantities established by mutual agreement between CoLabs and Distributor for the one (1) year extension term.

15.2 Termination for Material Breach. CoLabs may terminate this Agreement effective upon written notice to Distributor for material breach of any term or provision of this Agreement. As used in this Section 15.2 "material breach" shall include but not be limited to any failure to order and pay for Minimum Quantities of the KLENSKIN Products, any failure to make sales of any Product at the level set forth in the Marketing Plan, any breach of the restrictions limiting Distributor's marketing and sales to the Territory, any failure to pay any sum required under this Agreement when due or any failure to cure any breach of this Agreement as to which notice is provided pursuant to Section 15.4 within the thirty (30) day period of such notice.

15.3 Termination for failure to Register KLENSKIN Products. In the event the initial Product registrations or qualifications contemplated by Section 7.2 of this Agreement have not become effective within six (6) months of the date of this Agreement (the "Registration Deadline"), and as a result the marketing and sale of the KLENSKIN Products in the Territory, then CoLabs in its sole discretion shall be entitled to terminate this Agreement upon written notice to the Distributor. CoLabs' right to terminate this Agreement upon failure to obtain Product registrations or qualifications shall apply irrespective of the reason for such failure including without limitation any failure by CoLabs to provide information which CoLabs has determined it cannot reasonably obtain without undue effort or expense.

15.4 Termination for Other Cause. Either party may terminate this Agreement for any other breach of this Agreement by the other party effective thirty (30) days after the giving of written notice to the other party of the reasons for such termination if the other party shall fail to cure or rectify the deficiencies specified in such notice within said thirty (30) day period.

15.5 Bankruptcy or Insolvency. This Agreement shall terminate automatically without notice to either party if CoLabs or Distributor become insolvent, be adjudicated bankrupt, shall make a general assignment for the benefit of creditors, or shall take the benefit of any insolvency, reorganization or other relief act or similar law, or if a receiver or trustee be appointed for any substantial part of its property.

15.6 Termination of KLENSKIN Products. In the event that CoLabs shall determine to cease selling KLENSKIN Products in the Territory, CoLabs shall have the right to terminate this Agreement effective upon one hundred eight (180) days notice.

15.7 Effect of Termination. Any termination of this Agreement pursuant to the terms hereof shall terminate the distributorship established hereby. The terms set forth in the following sections, together with any definitions used therein, shall survive any expiration or termination of this Agreement: Sections 8.4, 9.3, 9.4, 10, 13.1, 13.4, 14, 15.7, 15.8, and 16.

15.8 No Penalty. No penalty, indemnity or other liability or payment shall be assessed against either party by reason of any termination of this Agreement effected pursuant to the terms hereof.

SECTION 16

General

16.1 Independent Contractors. Distributor is an independent contractor and, apart from this distribution agreement has no legal relationship to CoLabs Intl Corp. Neither Distributor nor its employees or representatives are employees, agents or representatives of CoLabs, and shall not hold themselves out as such, and shall have no authority or power to bind CoLabs or contract in CoLabs' name.

16.2 Notices, Communications, etc. Any notice or other communication required or permitted hereunder shall be delivered by email confirmed with a read receipt of reputable overnight courier or mailed by first class airmail, postage prepaid (confirmed by telecopy on or before the date so mailed) to the recipient party at its address as first above written. Any party may change its address for notice by notice given pursuant to this Section. Any notice pursuant to this Section shall be deemed given on the date delivered if by courier, and the date received if sent by mail above, or the day after the date mailed if also sent by telecopy receipt of which is confirmed by telephone by the transmitting party.

16.3 Assignment. CoLabs is entitled to assign its rights and obligations under this Agreement to any Affiliate of CoLabs or any successor in interest to its business in the Territory related to the KLENSKIN Products without prior written approval from Distributor, provided that such successor shall assume CoLabs' obligations hereunder and agree to be bound by its terms. Distributor is not entitled to assign this Agreement to any other party without the prior written approval of CoLabs. Any sale or change in control of Distributor shall be deemed a purported assignment of this Agreement which assignment shall not be valid without CoLabs' prior written approval. CoLabs shall be entitled to grant or withhold approval of any assignment in its sole discretion. Effective upon any such change in control, unless otherwise agreed in writing between the parties referring to this Section 16.3, this Agreement and Distributor's rights hereunder shall terminate.

16.4 Force Majeure. No failure or omission, in whole or in part, to carry out or observe any of the terms, provisions or conditions of this Agreement shall give rise to any claim by CoLabs against Distributor or by Distributor against CoLabs or be deemed to be a breach of this Agreement, if the same is caused by or arises out of force majeure. To the extent that it is not within the reasonable control of the party whose performance under this Agreement is affected thereby, the term "force majeure" as used in this Agreement shall mean hostilities, acts of the public enemy, acts of terrorism, public disorder; acts of Government; acts of God or the elements; failure of transportation, equipment or facilities; unavailability of supply, labor disturbances, and any other cause whether or not of a similar nature provided that it is beyond the reasonable control of the party thus prevented from performing its obligations hereunder, which would have the effect of preventing and/or impending the supply of Product in accordance with the terms of this Agreement, except that Distributor shall not be relieved of any obligations to make any payments when due under this Agreement.

The party affected shall give the other party immediate notice of the cause preventing or impending its performance and shall give a further notice as soon as possible after such causes has ceased to have effect.

16.5 Construction; Remedies Cumulative.

A. In the event the Territory shall include more than one country, the obligations of the parties pursuant to this Agreement shall apply in all respects to each country included in the Territory. Any material breach or breach of any party's obligations in any one country shall constitute a material breach or breach as the case may be of this Agreement even if there is no such breach in one or more of the other countries included in the Territory.

B. CoLabs' rights to terminate the Agreement or other remedies under any term or provision of this Agreement are cumulative and in addition to those available at law or under any other term or provision hereof.

16.6 Audit. CoLabs shall have the right on at least thirty (30) days written notice and during regular business hours, to review Distributor's sales information, sales activities and inventories.

16.7 No Automatic Waiver; Invalidity. Failure to enforce any provision of this Agreement by either party shall not be construed as a waiver of that provision. If any provision of this Agreement is deemed invalid, illegal or incapable of being enforced under any applicable rule law or public policy, the remainder of this Agreement shall be valid and otherwise enforceable to the fullest extent permitted by law. Provided, however, that if the validity or unenforceability of such part of or provision in this Agreement substantially denies to a party the intended benefits of this Agreement, this Agreement may be terminated by such party on thirty (30) days written notice to the other party hereto.

16.8 Section Headings. The Section headings contained in this Agreement are for reference purpose only and shall not effect in any way the meaning or interpretation of this Agreement.

16.9 Governing Law. CoLabs and Distributor agree to exclude applicability of the United Nations Convention on Contracts for the International Sale of Goods, 1980. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware in the United States of America, without respect to the laws that might otherwise govern under applicable principles of conflicts of laws.

16.10 Disputes. Any controversy or claim arising out of or relating to this Agreement, including controversies or claims arising out of or relating to the parties' decision to enter into this Agreement and the circumstances thereof, shall be settled by binding arbitration. Either party may initiate arbitration by making written demand on the other party by written notice. There shall be one arbitrator to be mutually agreed upon by the parties and to be selected from the Judicial Panel of the Center for Public Resources. If the parties are unable to agree upon such an arbitrator or who is willing to serve within forty-five (45) days of receipt of the demand by the other party, then the American Arbitration Association ("AAA") shall appoint an arbitrator willing to serve from the Judicial Panel of the Center for Public Resources, or if such Panel shall no longer be in effect, then in accordance with AAA rules. The parties shall be entitled to discover all documents and information reasonably necessary for a full understanding of any legitimate issue raised in the arbitration. They may use all methods of discovery

including but not limited to depositions, requests for admissions and requests for production of documents. The time periods for compliance shall be set by the arbitrator who may also set reasonable limits on the scope of such discovery. The proceeding shall be confidential and the arbitrator shall issue appropriate protective orders to safeguard both parties' confidential information. The arbitrator shall, in rendering his or her decision, apply the substantive law of the State of Delaware. Except as specifically provided for in this Section, the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and shall take place in Los Angeles, CA. The arbitrator shall have authority to determine who shall pay costs and expenses, including reasonable attorney's fees and arbitrator's fees, it being the intent of the parties that if one party is found to be in breach, it should bear such costs and expenses. The parties waive any claim for punitive damages and the arbitrator shall exclude any such damages from any award. Any judgment upon the award rendered by the arbitrator may be entered in any Court having jurisdiction.

16.11 Integration; Modification.

This Agreement including Exhibits A, B, C, D and E hereto constitutes the entire agreement between parties with respect to the subject matter hereof and supersedes and takes the place of all prior agreements and understandings, written or oral, formal or informal, applicable to the relationship of the parties and the subject matter hereof. This Agreement can be modified only by a writing signed by an authorized officer of the party against which such modification is asserted. Specifically, but without limitation of the foregoing, no provision of any purchase order or other form used by Distributor in any transaction contemplated by this Agreement shall add to, detract from or in any other way modify this Agreement unless specifically agreed to in a separate writing signed by an authorized officer of CoLabs.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS HEREOF, the parties hereto have caused their authorized representatives to execute this Agreement as of the date first above written.

Colabs Intl Corp

By: *Lisa LeBlanc, COO* Dated: 03/23/21

Lisa LeBlanc, COO

Spero Pte Ltd

By: [signature] Dated: 25 March 2021

Name: Adam Lim Cheng Chye

Title: Managing Director

For ____________________

EXHIBIT INDEX

Exhibit Index to Agreement made as of March 23, 2021, between CoLabs Intl Corp and Distributor, and Spero Pte Ltd

Exhibit A:

KLENSKIN, Shower On SPF Active Ingredients, KLENSKIN Logo, QuantaSphere QS*
* Above logo must be visible somewhere on the packaging of all consumer goods using KLENSKIN ingredients.

List of KLENSKIN Products:
KLENSKIN Wash On SPF
KLENSKIN SPF 50 Lotion

Trademarks:
KLENSKIN
Shower-On
Quantasphere QS Logo
CoLabs Logo
KLENSKIN Logo

Exhibit B:

Minimum Product Quantities/Order as Discussed:

	Minimum Volume By Year:
2021-2022	7500 – Mixed product Quantity
2022-2023	10000 - Mixed product Quantity
2023-2024	15,000- Mixed Product Quanity

Exhibit C: Written Marketing Plan of Distributor – to be provided by June 1, 2021.

Exhibit D:

March 2017 Product Pricing:

1. KLENSKIN (Unscented) - $10.50/ 8 oz. Bottle - Ex Factory
2. Lotion Spf 50, 4 Oz - $4.95/4 oz. bottle - Ex Factory
   NOTE: Shipping and transportation charges, additional Labeling, taxes, import duties, and regulatory costs responsibility of Distributor

Exhibit E –

Applicable Patent Numbers or Patent Pending* to be provided by CoLabs for packaging if required by CoLabs or Regulations.